SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2003

Commission File Number 1-15032

Enodis plc

Washington House, 40-41 Conduit Street

London, W1S 2YQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐    No:  ☒

Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Explanatory Note:

On May 8, 2003, Enodis plc released an announcement regarding its financial results for the 26 weeks ended March 29, 2003. The text of that announcement follows, including the Company’s “safe harbor” legend regarding forward-looking statements, which should be deemed by you to apply to all forward-looking statements included in this report.

Below, immediately following the text of the announcement referred to above, is the text of Management’s Discussion and Analysis of Financial Condition and Results of Operations concerning the 26 weeks and 13 weeks ended March 29, 2003.

Following these materials is an additional announcement, released by Enodis plc on May 8, 2003, announcing a change in non-executive directors of Enodis plc.

****************************************************

8 May 2003

Interim results for the 26 weeks ended 29 March 2003

Group Financial Highlights

	Q203		Q202		H103		H102
	£m (except EPS)
Food Equipment adjusted operating profit*	13.4		16.2		23.6		30.4
Effect of disposals and foreign exchange	—		(3.3)		—		(5.9)
Like-for-like **Food Equipment operating profits	13.4		12.9		23.6		24.5

Adjusted Group profit/(loss) before tax***	5.8		6.2		8.3		11.3
Group profit/(loss) before tax	(1.8)		(4.5)		(2.0)		(8.2)
Adjusted, diluted EPS	1.2	p	1.7	p	1.7	p	3.2	p
Basic, diluted (loss) per share	(0.9	p)	(1.8	p)	(0.9	p)	(3.2	p)
Net debt					181.0		380.5

Key Points

•	Overall results before exceptional items in line with Board’s expectations

•	Q203 like-for-like** Food Equipment operating profits up 4%

•	Food Service Equipment—North America: data indicates improved market share in H1

*	Before operating exceptional items and goodwill amortisation (see note 3 to the attached results for details).
**	Like-for-like adjusted for disposals and foreign exchange (see Other Financial Information in the attached results for details).
***	Before all exceptional items and goodwill amortisation (see Other Financial Information in the attached results for details).

The above adjusted information is presented to indicate the underlying operational performance of the Group.

•	Food Service Equipment—North America: like-for-like H103 operating profits down 4% due to lower sales to certain Quick Serve Restaurant chains and margin decline at our North American refrigeration business. Like-for-like operating profits at most other North American businesses increased

•	Food Service Equipment—Europe/Asia: H103 operating profits down £0.7m to £3.6m, but Q203 £0.4m ahead of prior year at £2.0m

•	Continued significant progress in Food Retail Equipment turnaround, with Q203 operating profits of £0.7m compared with Q103 loss of £0.8m

•	Net debt continues to reduce—£181.0m at H103 (FY02: £186.1m)

Andrew Allner, Chief Executive Officer said:

“Overall, first half results before exceptional items were in line with the Board’s expectations at the start of the financial year, with like-for-like Q203 operating profits in Food Equipment up 4%. As already announced, new cost reduction measures, expected to save up to £9m of costs planned for the second half, have been implemented to mitigate the likely impact of slower markets. We anticipate continued progress at Kysor Warren as management actions take effect. Net debt should continue to decline over the second half, although it will rise slightly during the third quarter due to seasonal factors. Moving the office of the CEO to Florida will improve the effectiveness of the executive team as my successor, Dave McCulloch, and his team continue to implement the Group’s strategy”.

For further enquiries:

Andrew Allner	Chief Executive Officer	020 7304 6006
Dave McCulloch	Chief Operating Officer	020 7304 6006
Dave Wrench	Chief Financial Officer	020 7304 6006
Richard Mountain	Financial Dynamics	020 7269 7291

A meeting for equity investors and analysts will be held today at 9:00am at the office of Financial Dynamics. A conference call will be held for bondholders at 11:00am today. For details, please contact Sorrel Beynon at Financial Dynamics on 020 7269 7291 or Kaylie Thomson at Enodis on 020 7304 6024.

Chief Executive Officer’s Review

Overview

Whilst markets have remained difficult, our overall results, before exceptional items, are in line with the Board’s expectations at the time of the announcement of our FY02 preliminary results in November 2002.

Our Q2 FY03 Food Equipment operating profits* were up 4% on a like-for-like basis, although reported profits declined £2.8m after including the effects of disposals and foreign exchange.

In our largest market, North America, we believe we have again increased market share and most of our businesses in Food Service Equipment—North America improved like-for-like operating profits in H103. However, the impact of lower sales to certain Quick Serve Restaurant chains together with pricing and margin issues at our refrigeration business led to Food Service Equipment—North American like-for-like operating profits being 4% lower.

We have made further significant progress in improving the performance of Kysor Warren under its new management team. As a result, Food Retail Equipment made operating profits in Q203 of £0.7m compared with a loss of £0.8m in Q103.

H103 operating profits in Food Service Equipment—Europe/Asia were down £0.7m to £3.6m, but were £0.4m ahead in Q2 at £2.0m.

Debt reduced further in H103 reflecting strong operating cash flow. Net debt at 29 March 2003 was £181.0m compared to £186.1m at 29 September 2002 and £380.5m at 30 March 2002.

Results

H103 profit before tax, goodwill amortisation and exceptional items was £8.3m (H1 2002: £11.3m). The decrease from the prior year was primarily caused by:

£m
• Loss of H102 operating profits from businesses sold during FY02	(4.2)
• Impact of adverse foreign exchange rates on operating profit	(1.7)

*	Throughout this discussion, operating profit is before operating exceptional items and goodwill amortisation. (see note 3 to the attached results for details)

• Lower interest charge	3.7

Like-for-like H103 Food Equipment operating profits were down 4%, with a 5% reduction in Global Food Service Equipment offset by improved results in Food Retail Equipment. Like-for-like Q203 operating profits were up 4% compared to last year with Food Retail Equipment making £0.7m of operating profits, almost recouping Q103 losses.

Exceptional Items

In our Q103 results we recognised exceptional items related to the favourable settlement of warranty claims arising from disposed businesses (£2.5m), offset in part by increased legal fee accruals in respect of the Consolidated Industries litigation (£1.7m), giving rise to a net credit to the profit and loss account of £0.8m.

On 8 April 2003 we announced that new cost reduction and restructuring measures were being implemented to mitigate the likely impact of slower markets in the second half. The Group is taking an exceptional charge for the cost of these programmes, together with the costs of relocating the office of the CEO to Tampa. This charge is expected to be approximately £4.5m in total, of which £1.8m has been recognised in the first half. In addition, as a result of the slowdown in the property market, approximately £2.5m of exceptional provision has been recorded for liabilities for vacant leasehold properties.

The total net exceptional costs recognised in H103 are £3.5m.

Cashflow and Financing

Net debt at 29 March 2003 was £181.0m, down from £186.1m at 29 September 2002. The reduction is the result of strong operating cash inflow, after capital expenditure but before exceptional items, of £21.0m, offset by interest payments of £9.7m and tax of £3.1m. Net debt is expected to fall further over the second half of the year although it will rise slightly during the third quarter due to seasonal factors.

Earnings Per Share

Adjusted diluted earnings per share are 1.7p (H102: 3.2p). H103 diluted EPS is calculated on the average number of shares in issue of 399.2m (H102: 307.5m). Basic loss per share was 0.9p (H102: 3.2p).

REVIEW OF OPERATIONS

Global Food Service Equipment

Global Food Service Equipment comprises our operations in North America, approximately three quarters of Food Service Equipment sales, and those in Europe/Asia.

At the time of our preliminary announcement in November we stated that we did not anticipate any improvement in the North American food service equipment markets for the year as a whole. We believe the market in H103 was flat to slightly down, with major Quick Serve Restaurant chains scaling back expansion, offset in part by continuing investment in the full service and limited menu restaurant sectors. Based on available information we believe we continue to gain market share.

Generally, the markets in Europe as expected continued to be down overall versus prior year.

Results

Like-for-like H103 sales for our North American operations, including exports, were up 3% on the prior year with strong performance at a number of businesses offset by weaker sales to certain Quick Serve Restaurant chains. In absolute terms, sales at £196.3m were down £34.1m on the prior year, with a decline of £40.3m due to disposals and adverse foreign exchange movements partially offset by like-for-like improvements of £6.2m.

Operating profits for Food Service Equipment—North America businesses declined by £4.5m to £20.1m, of which £3.6m was due to the effect of disposals and foreign exchange.

The majority of our North America operations improved like-for-like operating profits. However, the effect of lower sales to certain Quick Serve Restaurant chains and continued pricing issues and down trading by customers to lower margin products in our refrigeration business, considerably reduced profits.

Like-for-like H103 third party sales in Food Service Equipment—Europe/Asia declined by 3%. Like-for-like profits fell by 8% principally due to the continued effect of low volumes in the UK. The performance of the two UK businesses affected by factory relocations in FY02 has continued to improve.

Food Retail Equipment

Significant progress has been made in turning around Kysor Warren. There has been a further marked reduction in the level of losses such that Food Retail Equipment made profits of £0.7m in Q203 compared with losses of £0.8m in

Q103. The benefits of the focus on quality and productivity implemented by the new Kysor Warren management team are clear.

H103 turnover in Food Retail Equipment reduced to £48.7m from £92.0m, of which £31.0m was due to the effects of disposals and foreign exchange. Like-for-like sales declined by 20% due to reduced sales in Mexico, market share losses at Kysor Warren and the return to more normal seasonality trends at Kysor Panel Systems. However, the impact of this shortfall was offset by aggressive cost reductions, reducing H103 losses to £0.1m compared to losses of £0.4m in the prior year on a like-for-like basis.

Property

We have made continued progress in respect of development of our Felsted property and expect full year property operating profits of around £4m in H203.

Office of the CEO to Transfer to Florida

As announced on 8th April 2003 the Board of Enodis has concluded that there are significant benefits to be gained from the consolidation of its executive team at its Global Operations Centre in New Port Richey (Tampa) Florida. This facility already houses the heads of finance, human resources, marketing, purchasing, US sales, operations, legal, and information technology, as well as the Enodis Technology Centre, which is used extensively for innovative equipment solutions and customer and industry events. Relocating the office of the CEO to this facility will result in significantly improved accessibility to the operations and customers in North America, where approximately three quarters of the Group’s sales are generated.

It is the Group’s intention to maintain its primary listing on the London Stock Exchange and to retain the office of the Chairman and its head office functions in London.

For family reasons I have decided not to relocate to Florida, but will stay with the Group until June to assist an orderly transition. I will be succeeded by Dave McCulloch, 56, who joined the Group in 1986, was appointed to the Board of Enodis in November 2001 and was appointed Chief Operating Officer in May 2002.

Current Trading and Outlook

As already announced, new cost reduction measures, expected to save up to £9m of costs planned for the second half and £13m in a full year, have been implemented to mitigate the likely impact of slower markets in the second half. These savings will arise from salaried headcount reductions, purchasing and material efficiency initiatives and reductions in discretionary spending.

The Food Service sector is large with growth driven by disposable income and lifestyle changes. Although the short term outlook for our business continues to be uncertain we remain confident of Enodis’ ability to capitalise on the opportunities which will arise.

We continue to focus on growing market share by targeting new markets and accounts, together with innovative new product development as well as cost reduction measures.

We expect further progress at Kysor Warren as the new management team continues to make progress towards the elimination of losses.

Andrew Allner

CEO

8 May 2003

Management’s Discussion and Analysis (MD&A)

Under the terms of our 10 3/8% senior subordinated notes we are required to prepare and furnish an MD&A to the Securities and Exchange Commission (SEC) in the US on Form 6-K. The MD&A is a US style explanation of our H103 results and contains more detail of certain matters, for example liquidity and capital resources, historical cashflows and legal proceedings including more detail on the status of the Consolidated Industries case. You will be able to obtain a copy of the Form 6-K filing on the SEC website at www.sec.gov.

This press release contains “forward-looking statements,” within the meaning of the U.S. federal securities laws, that represent the Company’s expectations or beliefs regarding future events, based on currently available information, including statements concerning its anticipated performance. These statements by their nature involve substantial risks and uncertainties, many of which are beyond the Company’s control. The Company’s actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, including the Company’s substantial debt obligations and restrictive covenants; susceptibility to regional economic downturns, the results of cost reduction and restructuring measures, currency fluctuations, large customer order slowdowns and other risks related to its U.S., U.K. and foreign operations; keen competition in its fragmented and consolidating industry; and the other risk factors and more complete descriptions of these factors found under “Risk Factors” in the Company’s Form 20-F, filed with the SEC in December 2002 and in our more recent Form 6-K reports furnished with the SEC.”

Unaudited group profit and loss account

26 weeks to 29 March 2003 (Half Year)

		26 weeks to 29 March 2003			26 weeks to 30 March 2002
	Notes	Before exceptional items (Unaudited)	Exceptional items (note 4) (Unaudited)	Total (Unaudited)	Before exceptional items (Unaudited)	Exceptional items (note 4) (Unaudited)	Total (Unaudited)
		£m	£m	£m	£m	£m	£m
Turnover
Food Equipment		310.9	—	310.9	395.6	—	395.6
Property		—	—	—	—	—	—

Total turnover—continuing operations	2	310.9	—	310.9	395.6	—	395.6

Operating profit/(loss) from continuing operations before goodwill amortisation
Food Equipment		23.6	(1.6)	22.0	30.4	(3.7)	26.7
Property		—	(2.5)	(2.5)	—	—	—
Corporate costs		(4.1)	(1.9)	(6.0)	(4.2)	—	(4.2)

Continuing operations		19.5	(6.0)	13.5	26.2	(3.7)	22.5
Goodwill amortisation		(6.8)	—	(6.8)	(10.1)	—	(10.1)

Operating profit/(loss)	3	12.7	(6.0)	6.7	16.1	(3.7)	12.4
Profit /(loss) on disposal of business	4	—	2.5	2.5	—	2.7	2.7

Profit/(loss) on ordinary activities before interest and taxation		12.7	(3.5)	9.2	16.1	(1.0)	15.1

Net interest payable and similar charges		(11.2)	—	(11.2)	(14.9)	(8.4)	(23.3)

Profit/(loss) on ordinary activities before taxation		1.5	(3.5)	(2.0)	1.2	(9.4)	(8.2)

Tax on profit/(loss) on ordinary activities	5	(1.4)	—	(1.4)	(1.4)	—	(1.4)

Profit/(loss) on ordinary activities after taxation		0.1	(3.5)	(3.4)	(0.2)	(9.4)	(9.6)

Equity minority interests		—	—	—	(0.2)	—	(0.2)

Retained profit/(loss)		0.1	(3.5)	(3.4)	(0.4)	(9.4)	(9.8)

Earnings/(loss) per share (pence)	6

Basic earnings/(loss) per share				(0.9)			(3.2)

Adjusted basic earnings/(loss) per share				1.7			3.2

Diluted earnings/(loss) per share				(0.9)			(3.2)

Adjusted diluted earnings/(loss) per share				1.7			3.2

	26 weeks to 29 March 2003 (Unaudited)	26 weeks to 30 March 2002 (Unaudited)
	£m	£m
Unaudited group statement of total recognised gains and (losses)

Gain/(loss) for the period	(3.4)	(9.8)
Goodwill written back on disposals, previously written off	—	10.4
Currency translation differences on foreign currency net investments	0.3	1.6

Total recognised gains and (losses) for the period	(3.1)	2.2

Unaudited group profit and loss account

13 weeks to 29 March 2003 (Second Quarter)

		13 weeks to 29 March 2003			13 weeks to 30 March 2002
	Notes	Before exceptional items (Unaudited)	Exceptional items (note 4) (Unaudited)	Total (Unaudited)	Before exceptional items (Unaudited)	Exceptional items (note 4) (Unaudited)	Total (Unaudited)
		£m	£m	£m	£m	£m	£m
Turnover
Food Equipment		154.1	—	154.1	202.8	—	202.8
Property		—	—	—	—	—	—

Total turnover	2	154.1	—	154.1	202.8	—	202.8

Operating profit/(loss) from continuing operations before goodwill amortisation
Food Equipment		13.4	(1.6)	11.8	16.2	(1.2)	15.0
Property		—	(2.5)	(2.5)	—	—	—
Corporate costs		(2.0)	(0.2)	(2.2)	(2.1)	—	(2.1)

Continuing operations		11.4	(4.3)	7.1	14.1	(1.2)	12.9
Goodwill amortisation		(3.3)	—	(3.3)	(5.1)	—	(5.1)

Operating profit/(loss)	3	8.1	(4.3)	3.8	9.0	(1.2)	7.8
Profit /(loss) on disposal of business		—	—	—	—	—	—

Profit/(loss) on ordinary activities before interest and taxation		8.1	(4.3)	3.8	9.0	(1.2)	7.8

Net interest payable and similar charges		(5.6)	—	(5.6)	(7.9)	(4.4)	(12.3)

Profit/(loss) on ordinary activities before taxation		2.5	(4.3)	(1.8)	1.1	(5.6)	(4.5)

Tax on profit/(loss) on ordinary activities		(1.0)	(0.6)	(1.6)	(0.8)	—	(0.8)

Profit/(loss) on ordinary activities after taxation		1.5	(4.9)	(3.4)	0.3	(5.6)	(5.3)

Equity minority interests		—	—	—	(0.1)	—	(0.1)

Retained profit/(loss)		1.5	(4.9)	(3.4)	0.2	(5.6)	(5.4)

Earnings/(loss) per share (pence)	6

Basic earnings/(loss) per share				(0.9)			(1.8)

Adjusted basic earnings/(loss) per share				1.2			1.7

Diluted earnings/(loss) per share				(0.9)			(1.8)

Adjusted diluted earnings/(loss) per share				1.2			1.7

Unaudited group statement of total recognised gains and (losses)

	13 weeks to 29 March 2003 (Unaudited)	13 weeks to 30 March 2002 (Unaudited)
	£m	£m

Gain/(loss) for the period	(3.4)	(5.4)
Currency translation differences on foreign currency net investments	3.5	2.7

Total recognised gains and (losses) for the period	0.1	(2.7)

Audited group profit and loss account

52 weeks to 28 September 2002 (Full year)

		52 weeks to 28 September 2002
	Notes	Before exceptional items	Exceptional items (note 4)	Total
		£m	£m	£m
Turnover
Food Equipment		777.1	—	777.1
Property		16.1	—	16.1

Total turnover	2	793.2	—	793.2

Operating profit/(loss) from continuing operations before goodwill amortisation
Food Equipment		67.2	(8.9)	58.3
Property		8.0	—	8.0
Corporate costs		(7.9)	(0.5)	(8.4)

		67.3	(9.4)	57.9
Goodwill amortisation/impairment		(19.0)	(48.9)	(67.9)

Operating profit/(loss)	3	48.3	(58.3)	(10.0)
Profit/(loss) on disposal of businesses	4	—	(38.1)	(38.1)

		48.3	(96.4)	(48.1)
Net interest payable and similar charges		(29.3)	(8.4)	(37.7)

Profit/(loss) on ordinary activities before taxation		19.0	(104.8)	(85.8)
Tax on profit/(loss) on ordinary activities	5	(1.2)	0.2	(1.0)

Profit/(loss) on ordinary activities after taxation		17.8	(104.6)	(86.8)
Equity minority interests		(0.2)	—	(0.2)

Retained profit/(loss)		17.6	(104.6)	(87.0)

Earnings/(loss) per share (pence)	6

Basic earnings/(loss) per share				(24.8)

Adjusted basic earnings/(loss) per share				10.4

Diluted earnings/(loss) per share				(24.8)

Adjusted diluted earnings/(loss) per share				10.4

Group statement of total recognised gains and (losses)

52 weeks to 28 September 2002
£m
Gain/(loss) for the period	(87.0)
Goodwill written back on disposals, previously written off	65.1
Currency translation differences on foreign currency net investments	(5.7)

Total recognised gains and (losses) for the period	(27.6)

Prior period adjustment	26.9

Total recognised gains and (losses) since last annual report	(0.7)

Unaudited group balance sheet

	29 March 2003 (Unaudited)	30 March 2002 (Unaudited)	28 September 2002
	£m	£m	£m
Fixed assets
Intangible assets: Goodwill	227.0	312.9	235.4
Tangible assets	84.8	108.8	88.0
Investments	5.9	6.2	5.9

	317.7	427.9	329.3

Current assets
Stocks	84.9	103.8	77.7
Debtors	115.3	183.6	127.4
Deferred tax asset	25.1	27.3	25.3
Cash at bank and in hand	58.7	49.9	72.7

	284.0	364.6	303.1
Creditors falling due within one year
Borrowings	(38.9)	(10.1)	(33.4)
Other creditors	(170.4)	(210.4)	(183.8)

	(209.3)	(220.5)	(217.2)

Net current assets/(liabilities)	74.7	144.1	85.9

Total assets less current liabilities	392.4	572.0	415.2

Financed by:
Creditors falling due after more than one year
Borrowings	191.2	404.4	214.1
Provisions for liabilities and charges	47.5	55.1	44.3

	238.7	459.5	258.4

Capital and reserves
Called up equity share capital	200.2	125.1	200.2
Share premium account	234.2	234.2	234.2
Profit and loss account	(280.7)	(247.8)	(277.6)

Equity shareholders’ funds	153.7	111.5	156.8

Equity minority interests	—	1.0	—

	392.4	572.0	415.2

Unaudited group cash flow statement

	Notes	26 weeks to 29 March 2003 (Unaudited)	26 weeks to 30 March 2002 (Unaudited)	52 weeks to 28 September 2002
		£m	£m	£m
Net cash flow from operations before exceptional items		23.9	36.5	100.0
Net cash flow effect of exceptional items		(1.8)	(16.1)	(27.4)

Net cash inflow/(outflow) from operating activities	a	22.1	20.4	72.6

Return on investments and servicing of finance
Interest paid		(9.7)	(16.4)	(23.3)
Financing fees paid		—	(14.7)	(18.9)

		(9.7)	(31.1)	(42.2)

Taxation
Overseas and UK tax paid		(3.1)	(0.4)	(3.3)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets		(3.3)	(6.3)	(9.9)
Receipts from sale of tangible fixed assets		0.4	0.6	0.9

		(2.9)	(5.7)	(9.0)

Acquisitions and disposals
Disposal of subsidiary undertakings		(1.3)	16.4	88.6

		(1.3)	16.4	88.6

Cash inflow/(outflow) before financing		5.1	(0.4)	106.7

Financing
Issue of shares		—	—	70.3
Net drawings/(repayment) of borrowings		(19.8)	(89.6)	(242.5)
Issue of 10 3/8% senior subordinated notes		—	100.0	100.0
Capital element of finance lease payments		(0.2)	—	(0.5)

		(20.0)	10.4	(72.7)

Increase/(decrease) in cash in the period		(14.9)	10.0	34.0

Unaudited notes to the group cash flow statement

(a) Reconciliation of operating profit/(loss) to net cash inflow/(outflow) from operating activities

	26 weeks to 29 March 2003			26 weeks to 30 March 2002
	Before exceptional items (Unaudited)	Effect of exceptional items (Unaudited)	Total (Unaudited)	Before exceptional items (Unaudited)	Effect of exceptional items (Unaudited)	Total (Unaudited)
	£m	£m	£m	£m	£m	£m
Operating profit/(loss)	12.7	(6.0)	6.7	16.1	(3.7)	12.4
Depreciation	6.3	—	6.3	8.7	—	8.7
Amortisation of goodwill	6.8	—	6.8	10.1	—	10.1
Provisions (net)	(0.6)	3.2	2.6	(0.7)	(2.5)	(3.2)
(Increase)/decrease in stock	(5.5)	—	(5.5)	(0.8)	2.4	1.6
(Increase)/decrease in debtors	14.4	—	14.4	16.3	—	16.3
Increase/(decrease) in creditors	(10.2)	1.0	(9.2)	(13.2)	(12.3)	(25.5)

Net cash inflow/(outflow) from operating activities	23.9	(1.8)	22.1	36.5	(16.1)	20.4

	52 weeks to 28 September 2002
	Before exceptional items	Effect of exceptional items	Total
	£m	£m	£m
Operating profit/(loss)	48.3	(58.3)	(10.0)
Depreciation	15.7	—	15.7
Amortisation/impairment of goodwill	19.0	48.9	67.9
Provisions (net)	(2.2)	(5.6)	(7.8)
(Increase)/decrease in stock	5.5	5.9	11.4
(Increase)/decrease in debtors	19.7	—	19.7
Increase/(decrease) in creditors	(6.0)	(18.3)	(24.3)

Net cash inflow/(outflow) from operating activities	100.0	(27.4)	72.6

(b) Reconciliation of net cash flow to movement in net debt

	29 March 2003 (Unaudited)	30 March 2002 (Unaudited)	28 September 2002
	£m	£m	£m
Net debt at the start of period	(186.1)	(365.9)	(365.9)
Increase/(decrease) in net cash in the period	(14.9)	10.0	34.0
Borrowings repaid	—	400.4	400.4
Issue of 10 3/8% senior subordinated notes	—	(100.0)	(100.0)
Net (increase)/decrease in other loans	19.8	(310.8)	(157.9)
Net (increase)/decrease in finance leases	0.2	—	(1.0)
Translation differences	—	(14.2)	4.3

Net debt at the end of the period	(181.0)	(380.5)	(186.1)

Unaudited notes to the group cash flow statement (continued)

(c) Reconciliation of net debt to balance sheet

	29 March 2003 (Unaudited)	30 March 2002 (Unaudited)	28 September 2002
	£m	£m	£m
Cash at bank and in hand	58.7	49.9	72.7
Short term borrowing	(38.9)	(10.1)	(33.4)
Long term borrowing	(191.2)	(404.4)	(214.1)

	(171.4)	(364.6)	(174.8)
Exclude deferred financing costs	(9.6)	(15.9)	(11.3)

	(181.0)	(380.5)	(186.1)

Notes to the unaudited financial statements

1. Basis of Preparation

The accompanying condensed financial statements (“interim financial statements”) have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“U.K. GAAP”). The interim financial statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Group’s management considers necessary for a fair presentation of the financial position of the Group as of such dates and the operating results and cash flows for those periods. Certain information and footnote disclosures normally included in statutory financial statements prepared in accordance with U.K. GAAP have been condensed or omitted. The results of operations for the 26 weeks ended 29 March 2003 may not necessarily be indicative of the operating results that may be achieved for the entire financial year.

The interim financial statements have been prepared on the basis of the accounting policies set out in the Group’s financial statements for the year ended 28 September 2002.

U.K. GAAP differs in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The application of U.S. GAAP on the retained profit/(loss) is summarised in Note 9 to the interim financial statements.

These interim financial statements should be read in conjunction with the financial statements and the notes thereto included in the Group’s latest annual report.

The accounts in this statement do not comprise full accounts within the meaning of section 240 of the Companies Act 1985. The figures for the 52 weeks to 28 September 2002 are based upon the 2002 Annual Report but do not comprise statutory accounts for that period. The audited financial statements for the 52 weeks to 28 September 2002 have been delivered to the Registrar of Companies. The Auditors made an unqualified report on those accounts and their report did not contain any statement under section 237 (2) or (3) of the Companies Act 1985. The figures for the 26 week period to 29 March 2003 and 30 March 2002 have been extracted from underlying accounting records and have not been audited.

Freight and shipping revenues have previously either been booked against the original freight costs or reflected as part of turnover. As of 29 September 2002, we have chosen to adopt a consistent treatment of these revenues as part of turnover. All comparative disclosures have been reclassified in this respect. The impact on turnover is:

Period	As previously reported	Reclassified
	£m	£m
13 weeks ended 30 March 2002	200.1	202.8
26 weeks ended 30 March 2002	390.0	395.6
52 weeks ended 28 September 2002	783.2	793.2

The reclassification did not have any impact on gross profit or operating profit for any period.

2. Turnover

	26 weeks to 29 March 2003	26 weeks to 30 March 2002	13 weeks to 29 March 2003	13 weeks to 30 March 2002	52 weeks to 28 September 2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	£m	£m	£m	£m	£m
Food Service Equipment—North America	196.3	230.4	96.2	123.1	474.1
Food Service Equipment—Europe/Asia	65.9	73.2	33.9	36.2	145.0
Food Retail Equipment	48.7	92.0	24.0	43.5	158.0

Food Equipment	310.9	395.6	154.1	202.8	777.1
Property	—	—	—	—	16.1

	310.9	395.6	154.1	202.8	793.2

Notes to the unaudited financial statements (continued)

3. Operating profit/(loss)

	26 weeks to 29 March 2003			26 weeks to 30 March 2002
	Before exceptional items (Unaudited)	Exceptional items (Unaudited)	Total (Unaudited)	Before exceptional items (Unaudited)	Exceptional items (Unaudited)	Total (Unaudited)
	£m	£m	£m	£m	£m	£m
Food Service Equipment
—North America	20.1	(1.4)	18.7	24.6	—	24.6
Food Service Equipment
—Europe/Asia	3.6	(0.2)	3.4	4.3	(1.7)	2.6
Food Retail Equipment	(0.1)	—	(0.1)	1.5	(2.0)	(0.5)

	23.6	(1.6)	22.0	30.4	(3.7)	26.7
Food Equipment goodwill amortisation	(6.8)	—	(6.8)	(10.1)	—	(10.1)

Food Equipment	16.8	(1.6)	15.2	20.3	(3.7)	16.6
Property	—	(2.5)	(2.5)	—	—	—
Corporate costs	(4.1)	(1.9)	(6.0)	(4.2)	—	(4.2)

	12.7	(6.0)	6.7	16.1	(3.7)	12.4

	13 weeks to 29 March 2003			13 weeks to 30 March 2002
	Before exceptional items (Unaudited)	Exceptional items (Unaudited)	Total (Unaudited)	Before exceptional items (Unaudited)	Exceptional items (Unaudited)	Total (Unaudited)
	£m	£m	£m	£m	£m	£m
Food Service Equipment
—North America	10.7	(1.4)	9.3	14.8	—	14.8
Food Service Equipment
—Europe/Asia	2.0	(0.2)	1.8	1.6	(0.4)	1.2
Food Retail Equipment	0.7	—	0.7	(0.2)	(0.8)	(1.0)

	13.4	(1.6)	11.8	16.2	(1.2)	15.0
Food Equipment goodwill amortisation	(3.3)	—	(3.3)	(5.1)	—	(5.1)

Food Equipment	10.1	(1.6)	8.5	11.1	(1.2)	9.9
Property	—	(2.5)	(2.5)	—	—	—
Corporate costs	(2.0)	(0.2)	(2.2)	(2.1)	—	(2.1)

	8.1	(4.3)	3.8	9.0	(1.2)	7.8

	52 weeks to 28 September 2002
	Before exceptional items	Exceptional items	Total
	£m	£m	£m
Food Service Equipment—North America	60.8	0.2	61.0
Food Service Equipment—Europe/Asia	9.7	(2.5)	7.2
Food Retail Equipment	(3.3)	(6.6)	(9.9)

	67.2	(8.9)	58.3
Food Equipment goodwill amortisation/impairment	(19.0)	(48.9)	(67.9)

Food Equipment	48.2	(57.8)	(9.6)
Property	8.0	—	8.0
Corporate costs	(7.9)	(0.5)	(8.4)

	48.3	(58.3)	(10.0)

Notes to the unaudited financial statements (continued)

4. Exceptional items

(a) Operating exceptional items

	26 weeks to 29 March 2003 (Unaudited)	26 weeks to 30 March 2002 (Unaudited)	52 weeks to 28 September 2002
	£m	£m	£m
Restructuring costs, cost reduction measures and inventory write downs	1.8	3.7	9.4
Vacant leasehold provisions	2.5	—	—
Legal fee accruals	1.7	—	—

	6.0	3.7	9.4
Goodwill impairment	—	—	48.9

Operating exceptional items	6.0	3.7	58.3

On 8 April 2003, the Group announced a restructuring and cost reduction programme including salaried headcount reduction and the relocation of the CEO’s office to Tampa, Florida. The total cost of these actions is expected to be approximately £4.5m and £1.8m has been recognised in the first half.

In addition, as a result of a slowdown in the property market, £2.5m has been recognised in respect of vacant leasehold properties.

The Group has reassessed its accruals for legal costs for defending the claims in the Consolidated Industries litigation following an adverse summary judgement on some of the claims totalling $8.6m. The Group believes that the adverse decision is incorrect, and intends to appeal the decision. The Group’s view of the outcome of the Consolidated litigation remains unchanged.

Restructuring costs in the 26 weeks to 30 March 2002 and the 52 weeks to 28 September 2002 principally represent costs associated with the closure of excess operating capacity in our Food Retail Equipment Group. This includes the write down of inventory at Kysor Warren reflecting the decline in the business and employee termination costs that resulted from a headcount reduction of 30. There was also further rationalisation of administration functions and simplification of management structures in the European businesses within the Global Food Service Equipment Group.

Following downturns in the US economy, in particular in the retail markets, it was necessary to reassess the carrying value of goodwill in respect of the Scotsman acquisition during 2001 and 2002. In accordance with the methodology presented in FRS11 “Impairment of Fixed Assets and Goodwill”, which requires consideration of the net present value of estimated future cash flows, the fair value was reassessed and compared to the carrying value of net assets, including the carrying value of the goodwill. In 2001, an impairment of £100m was booked. In 2002, due to the poor performance of Kysor Warren, the carrying value of goodwill was written down by a further £48.9m.

(b) Disposal of businesses

	26 weeks to 29 March 2003 (Unaudited)	26 weeks to 30 March 2002 (Unaudited)	52 weeks to 28 September 2002
	£m	£m	£m
Profit/(loss) on disposals	2.5	2.7	(38.1)

In February 2003, the Group paid £1.3m to release it from the majority of the warranties and indemnities that were given at the time of the disposal of one of its subsidiaries. As a result, associated accruals of £2.5m have been credited to the profit and loss account in the 26 weeks ended 29 March 2003.

Notes to the unaudited financial statements (continued)

4. Exceptional Items (continued)

On 13 December 2001, the Group disposed of Sammic SA and its subsidiary undertakings for net cash consideration of £18.7m realising a profit on disposal of £2.7m after writing off goodwill of £10.4m previously not charged against reserves.

During the 52 weeks to 28 September 2002, in addition to Sammic SA, the Group disposed of Belshaw Bros Inc, Austral Refrigeration Pty Ltd, Aladdin Temp-Rite and Prolon LLC. The Group realised a loss on these disposals of £44.1m after writing off goodwill of £54.7m previously charged against reserves.

In December 2001, £2.1m was paid to Nobia AB in respect of the value of net assets transferred following the sale of the Building and Consumer Products business in June 2001. As part of the disposal proceeds the Group had received a £20.0m vendor loan note and share warrants. In June 2002, Nobia AB’s shares were listed on the Stockholm Stock Exchange and the Group received £24.4m being £20.0m for the vendor loan note, £0.4m compensation for early repayment of the note and £4.0m for the sale of the shares arising from the exercise of the warrants. After writing off deferred finance fees arising from the early repayment of debt and other associated costs, the net profit on disposal was £3.3m.

The net cash consideration, after expenses, of all the above disposals has been used to repay debt.

(c) Net interest payable and similar charges

	26 weeks to 29 March 2003 (Unaudited)	26 weeks to 30 March 2002 (Unaudited)	52 weeks to 28 September 2002
	£m	£m	£m
Deferred financing fees written off	—	4.2	4.2
Refinancing fees	—	4.2	4.2

	—	8.4	8.4

Deferred finance fees written off of £4.2m in the 52 weeks to 28 September 2002 related to amounts previously capitalised in respect of the multi-currency revolving credit facility that was replaced by the refinancing announced on 20 February 2002.

Refinancing fees represent amounts paid to banks in relation to the termination of our previous multi-currency revolving credit facility and costs associated with the bridging facility under the Group’s new arrangements.

5. Taxation

(a) Analysis of charge in period

	26 weeks to 29 March 2003 (Unaudited)	26 weeks to 30 March 2002 (Unaudited)	52 weeks to 28 September 2002
	£m	£m	£m
The tax charge for the current period comprised:
UK taxation at 30% (2002:30%)	—	—	—
Foreign taxation—current year	1.4	1.8	5.8
—prior year	—	—	(3.8)

	1.4	1.8	2.0
Tax relief on exceptional items—deferred taxation	—	—	(0.2)

	1.4	1.8	1.8
Deferred taxation	—	(0.4)	(0.8)

	1.4	1.4	1.0

(b) The Group tax rate benefits from the effect of tax losses brought forward. A current tax charge arises principally because of profits arising in overseas countries where there are no available losses.

Notes to the unaudited financial statements (continued)

6. Earnings/(loss) per share

	26 weeks to 29 March 2003 (Unaudited)	26 weeks to 30 March 2002 (Unaudited)	13 weeks to 29 March 2003 (Unaudited)	13 weeks to 30 March 2002 (Unaudited)	52 weeks to 28 September 2002
	£m	£m	£m	£m	£m
Basic and diluted loss attributable to shareholders	(3.4)	(9.8)	(3.4)	(5.4)	(87.0)

	m	m	m	m	m

Basic and diluted weighted average number of shares	399.2	307.5	399.2	307.5	351.0

	26 weeks to 29 March 2003 (Unaudited)	26 weeks to 30 March 2002 (Unaudited)	13 weeks to 29 March 2003 (Unaudited)	13 weeks to 30 March 2002 (Unaudited)	52 weeks to 28 September 2002
	pence	pence	pence	pence	pence
Basic loss per share	(0.9)	(3.2)	(0.9)	(1.8)	(24.8)
Effect per share of exceptional items	0.9	3.1	1.2	1.8	15.9
Effect per share of goodwill amortisation and impairment	1.7	3.3	0.9	1.7	19.3

Adjusted basic earnings per share	1.7	3.2	1.2	1.7	10.4

Diluted loss per share	(0.9)	(3.2)	(0.9)	(1.8)	(24.8)
Effect per share of exceptional items	0.9	3.1	1.2	1.8	15.9
Effect per share of goodwill amortisation and impairment	1.7	3.3	0.9	1.7	19.3

Adjusted diluted earnings per share	1.7	3.2	1.2	1.7	10.4

Adjusted earnings per share before exceptional items (note 4) and goodwill amortisation are disclosed to reflect the underlying performance of the Group.

7. Contingencies

A Group company has recently received a letter from a third party alleging a breach of contract claim in the amount of £6.8m. The company is in the early stages of investigating whether the claim has any validity.

8. Foreign currency translation

The results of subsidiary companies reporting in currencies other than Pounds Sterling have been translated at the average rate prevailing for each month for the 26 weeks to 29 March 2003 being £1=US$1.58. Results to 30 March 2002 were translated at the rate of £1=US$1.44 and full year results to 28 September 2002 at £1=US$1.47. The closing rate for the US Dollar at 29 March 2003 was £1=US$1.57, at 30 March 2002 was £1=US$1.42 and at 28 September 2002 was £1=US$1.55.

Notes to the unaudited financial statements (continued)

9. Supplementary information for US Investors

Reconciliation to generally accepted accounting principles in the United States.

The interim financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. The following is a summary of the adjustments to operating profit/(loss) and net profit/(loss) for the period required when reconciling such amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with US GAAP, considering the differences between UK GAAP and US GAAP.

	26 weeks to 29 March 2003 (Unaudited)	26 weeks to 30 March 2002 (Unaudited)	52 weeks to 28 September 2002
	£m	£m	£m

Retained profit/(loss) in accordance with UK GAAP	(3.4)	(9.8)	(87.0)

Items increasing/(decreasing) UK GAAP operating profit/(loss)(*):
—Goodwill amortisation	6.8	(7.4)	(13.5)
—Pension costs	(1.0)	0.6	(2.5)
—Sale/leaseback transactions	—	—	0.1
—Share option plans	—	—	1.1
—Restructuring charges	—	(0.4)	(0.4)
—Derivative instruments	0.1	1.1	(4.0)
—Other	(0.1)	(0.5)	(0.7)
—Capitalised interest	0.2	—	—
—Loss contingency	—	—	2.4

Items increasing/(decreasing) UK GAAP other non-operating profit/(loss):
—Deferred taxation	(1.8)	(3.4)	(16.5)
—Gain on sale of businesses	—	3.5	18.0

Net profit/(loss) in accordance with US GAAP	0.8	(16.3)	(103.0)

Net profit/(loss) in accordance with US GAAP is represented by:

Net profit/(loss) from continuing operations	(1.7)	(16.3)	(103.0)
Gain on sale of discontinued operations	2.5	—	—

Net profit/(loss) in accordance with US GAAP	0.8	(16.3)	(103.0)

(*)	All adjustments exclude the effect of taxes, with all tax related adjustments included within the deferred taxation line item.

Description of differences

A discussion of the material variations in the accounting principles, practices and methods used in preparing the audited consolidated financial statements in accordance with UK GAAP from the principles, practices and methods generally accepted in the US is provided in the annual report as of 28 September 2002. There are no new material variations between UK GAAP and US GAAP accounting principles, practices and methods used in preparing the unaudited consolidated interim financial statements other than those discussed below.

Notes to the unaudited financial statements (continued)

9. Supplementary information for US investors (continued)

Adoption of new accounting standards

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and other Intangible Assets”. SFAS 142 is effective for fiscal years beginning after 15 December 2001 for all goodwill and other intangible assets recognised in an entity’s statement of financial position at that date, regardless of when those assets were initially recognised. SFAS 142 requires, among other things, the discontinuance of goodwill amortisation and an annual test for impairment. In addition, the standard includes provisions for the reclassification of certain existing recognised intangibles as goodwill, reassessment of the useful lives of existing recognised intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires the Group to complete a transitional goodwill impairment test six months from the date of adoption.

With respect to goodwill amortisation, the Group adopted SFAS No. 142 effective 29 September 2002.

A reconciliation of previously reported net profit/(loss) to the amounts adjusted for the exclusion of the amortisation of goodwill under US GAAP is as follows:

	26 weeks to 29 March 2003 (Unaudited)	26 weeks to 30 March 2002 (Unaudited)	52 weeks to 28 September 2002
	£m	£m	£m
Reported net profit/(loss) in accordance with US GAAP	0.8	(16.3)	(103.0)
Add: Goodwill amortisation	—	17.5	32.5

Adjusted net profit/(loss)	0.8	1.2	(70.5)

At 29 March 2003 the Group had goodwill of £391.0m under US GAAP. Pursuant to the transitional provisions of SFAS No. 142 the Group has completed the first step of its transitional goodwill impairment test. The Group is undertaking the second step of its goodwill impairment test in its Global Food Service Equipment segment which will be completed by 27 September 2003. If impairment arises, the Group will record such impairment as a cumulative effect of accounting change effective 29 September 2002. The cumulative effect of accounting change recorded could be material to the consolidated results of operations or financial position under US GAAP.

Other unaudited financial information

(i) Reconciliation of like-for-like information in the 26 weeks to 29 March 2003 (First half)

	26 weeks to 29 March 2003	26 weeks to 30 March 2002	Effect of Disposals	Effect of Foreign Exchange	Proforma H1 2002	Like-for-like
	£m	£m	£m	£m	£m	%
a) Turnover
Food Service Equipment—North America	196.3	230.4	(21.1)	(19.2)	190.1	3%
Food Service Equipment—Europe/Asia	65.9	73.2	(7.4)	2.2	68.0	(3)%

Global Food Service Equipment	262.2	303.6	(28.5)	(17.0)	258.1	2%
Food Retail Equipment	48.7	92.0	(24.3)	(6.7)	61.0	(20)%

Food Equipment	310.9	395.6	(52.8)	(23.7)	319.1	(3)%

b) Operating profit before exceptional items and goodwill amortisation
Food Service Equipment—North America	20.1	24.6	(1.6)	(2.0)	21.0	(4)%
Food Service Equipment—Europe/Asia	3.6	4.3	(0.5)	0.1	3.9	(8)%

Food Service Equipment	23.7	28.9	(2.1)	(1.9)	24.9	(5)%
Food Retail Equipment	(0.1)	1.5	(2.1)	0.2	(0.4)	75%

Food Equipment	23.6	30.4	(4.2)	(1.7)	24.5	(4)%

(ii) Reconciliation of like-for-like information for the 13 weeks to 29 March 2003 (Second quarter)

	13 weeks to 29 March 2003	13 weeks to 30 March 2002	Effect of Disposals	Effect of Foreign Exchange	Proforma Q2 2002	Like-for-like
	£m	£m	£m	£m	£m	%
a) Turnover
Food Service Equipment—North America	96.2	123.1	(11.6)	(12.2)	99.3	(3)%
Food Service Equipment—Europe/Asia	33.9	36.2	(2.8)	1.7	35.1	(3)%

Global Food Service Equipment	130.1	159.3	(14.4)	(10.5)	134.4	(3)%
Food Retail Equipment	24.0	43.5	(11.1)	(3.6)	28.8	(17)%

Food Equipment	154.1	202.8	(25.5)	(14.1)	163.2	(6)%

b) Operating profit before exceptional items and goodwill amortisation
Food Service Equipment—North America	10.7	14.8	(1.2)	(1.4)	12.2	(12)%
Food Service Equipment—Europe/Asia	2.0	1.6	(0.1)	—	1.5	33%

Food Service Equipment	12.7	16.4	(1.3)	(1.4)	13.7	(7)%
Food Retail Equipment	0.7	(0.2)	(0.8)	0.2	(0.8)	188%

Food Equipment	13.4	16.2	(2.1)	(1.2)	12.9	4%

Other unaudited financial information (continued)

(iii) Reconciliation of non-UK GAAP measures

Adjusted Group profit/(loss) before tax

	26 weeks to 29 March 2003	26 weeks to 30 March 2002	13 weeks to 29 March 2003	13 weeks to 30 March 2002
	£m	£m	£m	£m
Profit/(loss) before tax	(2.0)	(8.2)	(1.8)	(4.5)
Add back:
Goodwill amortisation	6.8	10.1	3.3	5.1
Exceptional items	3.5	9.4	4.3	5.6

Adjusted Group profit/(loss) before tax	8.3	11.3	5.8	6.2

****************************************************

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion in conjunction with our half yearly financial statements included with this document, as well as our audited Fiscal 2002 financial statements and the discussions in Items 3, 5 and 11 of our Annual Report on Form 20-F for Fiscal 2002.

Throughout this document, the 26 weeks ended March 29, 2003 and March 30, 2002 are called respectively “1st Half 2003” and “1st Half 2002”. The 13 weeks ended March 29, 2003 and March 30, 2002 are called respectively “2nd Quarter 2003” and “2nd Quarter 2002”. The 13 weeks ended December 28, 2002 and December 29, 2001 are called, respectively, “1st Quarter 2003” and “1st Quarter 2002”. The 52 weeks ended September 28, 2002 is called “Fiscal 2002”, and the 52 weeks ending September 27, 2003 is called “Fiscal 2003”. The terms “we”, “us”, “our” and “Enodis” refer to Enodis plc and its consolidated subsidiaries, except where the context requires otherwise.

Freight and shipping revenues have previously either been booked against the original freight costs or reflected as part of turnover. As of September 29, 2002, we have adopted a consistent treatment of these revenues as part of turnover. All comparative disclosures have been reclassified in this respect. The impact on turnover in previous periods is:

Period	As previously reported (millions)	Reclassified (millions)
2nd Quarter 2002	£200.1	£202.8
1st Half 2002	£390.0	£395.6
Fiscal 2002	£783.2	£793.2

The reclassification did not have any impact on gross profit or operating profit for any period.

In our discussions of turnover and operating profit/(loss) before goodwill amortization and exceptional items, we use “comparable” turnover or operating profit/(loss) to refer to non-GAAP measures that reflect adjustments to U.K. GAAP results because of disposals of businesses in Fiscal 2002 and to eliminate the effect of foreign exchange rate movements arising on translation of results. Reconciliations are also provided for all comparable turnover or operating profit/(loss) amounts to the most directly comparable U.K. GAAP measure. We believe that these “comparable” financial measures give a helpful view of our ongoing results and facilitate comparisons from period to period in light of the level of disposals made during Fiscal 2002 as well as compensating for the effect of foreign exchange rate movements. The “comparable” results should not be regarded as a replacement for corresponding GAAP measures.

In the tables below that discuss comparable results, the effect of disposals is calculated by excluding actual results for the 1st Half 2002 of businesses sold during Fiscal 2002, and the effect of foreign exchange rate movements is calculated by translating prior period results at rates used to translate current period results.

Results of Continuing Operations

We are organized into three reportable segments: Global Food Service Equipment, Food Retail Equipment and Property.

27

The following table sets forth the components of our consolidated profit and loss accounts from our continuing operations for 1st Half 2003, 1st Half 2002, 2nd Quarter 2003 and 2nd Quarter 2002.

	1st Half 2003	1st Half 2002	% Change	2nd Quarter 2003	2nd Quarter 2002	% Change
	(in millions, except percentages)
Turnover from continuing operations:
Global Food Service Equipment	£262.2	£303.6	(14)%	£130.1	£159.3	(18)%
Food Retail Equipment	48.7	92.0	(47)%	24.0	43.5	(45)%
Property	0.0	0.0	0%	0.0	0.0	0%

Total turnover from continuing operations	310.9	395.6	(21)%	154.1	202.8	(24)%

Operating profit/(loss) from continuing operations before goodwill amortization and exceptional items:
Global Food Service Equipment	23.7	28.9	(18)%	12.7	16.4	(23)%
Food Retail Equipment	(0.1)	1.5	(107)%	0.7	(0.2)	450%
Property	0.0	0.0	0%	0.0	0.0	0%
Corporate costs	(4.1)	(4.2)	(2)%	(2.0)	(2.1)	(5)%

Total operating profit from continuing operations before goodwill amortization and exceptional items	19.5	26.2	(26)%	11.4	14.1	(19)%
Operating exceptional items	(6.0)	(3.7)	62%	(4.3)	(1.2)	258%
Goodwill amortization	(6.8)	(10.1)	(33)%	(3.3)	(5.1)	(35)%

Operating profit/(loss) from continuing operations	6.7	12.4	(46)%	3.8	7.8	(51)%
Profit/(loss) on disposal of businesses	2.5	2.7	(7)%	0.0	0.0	0%
Net interest payable and similar charges	(11.2)	(23.3)	(52)%	(5.6)	(12.3)	(54)%

Profit/(loss) on ordinary activities before taxation	(2.0)	(8.2)	76%	(1.8)	(4.5)	60%
Tax on loss on ordinary activities	(1.4)	(1.4)	0%	(1.6)	(0.8)	100%
Equity minority interest	0.0	(0.2)	(100)%	0.0	(0.1)	(100)%

Profit/(loss) for the period	(3.4)	(9.8)	65%	(3.4)	(5.4)	37%

2003 Compared To 2002

Turnover from Continuing Operations

Total turnover from continuing operations decreased by £84.7 million, or 21%, to £310.9 million in 1st Half 2003 from £395.6 million in 1st Half 2002. The principal reasons for this decrease are analyzed in the discussions of our reportable segments below.

The following table sets forth a reconciliation of our turnover from continuing operations to comparable turnover from continuing operations for our key segments.

	1st Half 2003	1st Half 2002	Effect of Disposals	Foreign Exchange	Comparable 1st Half 2002	Comparable Change
	(in millions, except percentages)
Global Food Service Equipment	£262.2	£303.6	£(28.5)	£(17.0)	£258.1	2%
Food Retail Equipment	48.7	92.0	(24.3)	(6.7)	61.0	(20)%

Global Food Service Equipment. The following table sets forth a geographic breakdown of turnover from continuing operations from our global food service equipment segment.

	1st Half 2003	1st Half 2002	Change	2nd Quarter 2003	2nd Quarter 2002	Change
	(in millions, except percentages)
North America	£196.3	£230.4	(15)%	£96.2	£123.1	(22)%
Europe & Asia	65.9	73.2	(10)%	33.9	36.2	(6)%

Total Global Food Service Equipment	262.2	303.6	(14)%	130.1	159.3	(18)%

The following table sets forth a reconciliation of our turnover from continuing operations to comparable turnover from continuing operations from the segment.

	1st Half 2003	1st Half 2002	Effect of Disposals	Foreign Exchange	Comparable 1st Half 2002	Comparable Change
	(in millions, except percentages)
North America	£196.3	£230.4	£(21.1)	£(19.2)	£190.1	3%
Europe & Asia	65.9	73.2	(7.4)	2.2	68.0	(3)%

Total Global Food Service Equipment	262.2	303.6	(28.5)	(17.0)	258.1	2%

Turnover in the Global Food Service Equipment segment decreased by £41.4 million, or 14% to £262.2 million in 1st Half 2003 from £303.6 million in 1st Half 2002 due to the effect of sales of businesses and foreign exchange rate movements as shown in the table above, partly offset by a 2% improvement in comparable turnover. Turnover in our North American operations decreased by £34.1 million from £230.4 million in 1st Half 2002 to £196.3 million in 1st Half 2003. This decrease was attributable to £21.1 million from sales of businesses in Fiscal 2002 along with £19.2 million from foreign exchange rate movements. Offsetting these amounts was £6.2 million due to improved volumes, partly offset by weaker turnover to certain Quick Service Restaurant chains scaling back investment and the impact of strong competition. This net improvement in our North America business is reflected in our comparable turnover which increased by 3% in 1st Half 2003 when compared to 1st Half 2002.

Turnover decreased in 2nd Quarter 2003 by £26.9 million, or 22% to £96.2 million from £123.1 million in 2nd Quarter 2002 primarily due to £12.2 million of foreign exchange rate movements and £11.6 million due to sales of businesses. The remaining decline during the quarter was due to softening markets, in particular lower turnover to the Quick Service Restaurant client base.

Turnover from Europe and Asia decreased by £7.3 million, or 10%, to £65.9 million in 1st Half 2003 from £73.2 million in 1st Half 2002, with £7.4 million of the decrease attributable to sales of businesses in Fiscal 2002. Gains from foreign exchange rate movements of £2.2 million were offset by a decrease in turnover due to reduced volumes. On a comparable basis, turnover from Europe and Asia decreased by 3% principally due to the continued effect of lower volumes in the UK. Turnover for 2nd Quarter 2003 decreased by £2.3 million or 6% from 2nd Quarter 2002 due to the factors mentioned above.

Food Retail Equipment. Turnover decreased by £43.3 million, or 47%, to £48.7 million in 1st Half 2003 from £92.0 million in 1st Half 2002. £24.3 million of the decrease is attributable to the sale of businesses. Turnover in 1st Half 2003 was also adversely affected by £6.7 million of foreign exchange rate movements, with the 20% decrease in comparable turnover from £61.0 million from 1st Half 2002 being attributable to reduced turnover in Mexico, market share losses at Kysor/Warren and a return to more normal seasonality trends at Kysor Panel Systems. The impact of these factors saw turnover decrease from £43.5 million to £24.0 million from 2nd Quarter 2002 to 2nd Quarter 2003.

Property. No property was sold or turnover recognized in 1st Half 2003 or 1st Half 2002. We expect that revenues will arise during the fourth quarter of Fiscal 2003 in connection with ongoing development at and sale of part of our remaining land in Felsted, England—see “Current Financial and Trend Information” below.

Operating Profit from Continuing Operations before Goodwill Amortization and Exceptional Items

Operating profit from continuing operations before goodwill amortization and exceptional items decreased by £6.7 million, or 26%, to £19.5 million in 1st Half 2003 from £26.2 million in 1st Half 2002. The principal reasons for this decrease are analyzed in the discussions of our reportable segments below.

The following table sets forth a reconciliation of operating profit from continuing operations before goodwill amortization and exceptional items to comparable operating profit from continuing operations before goodwill amortization and exceptional items for our key segments:

	1st Half 2003	1st Half 2002	Effect of Disposals	Foreign Exchange	Comparable 1st Half 2002	Comparable Change
	(in millions, except percentages)
Global Food Service Equipment	£23.7	£28.9	£(2.1)	£(1.9)	£24.9	(5)%
Food Retail Equipment	(0.1)	1.5	(2.1)	0.2	(0.4)	75%

Global Food Service Equipment. The following table sets forth a geographic breakdown of our operating profit from continuing operations before goodwill amortization and exceptional items from our Global Food Service Equipment segment.

	1st Half 2003	1st Half 2002	Change	2nd Quarter 2003	2nd Quarter 2002	Change
	(in millions, except percentages)
North America	£20.1	£24.6	(18)%	£10.7	£14.8	(28)%
Europe & Asia	3.6	4.3	(16)%	2.0	1.6	25%

Total Global Food Service Equipment	23.7	28.9	(18)%	12.7	16.4	(23)%

The following table sets forth a reconciliation of operating profit from continuing operations before goodwill amortization and exceptional items to comparable operating profit from continuing operations before goodwill amortization and exceptional items for the segment.

	1st Half 2003	1st Half 2002	Effect of Disposals	Foreign Exchange	Comparable 1st Half 2002	Comparable Change
	(in millions, except percentages)
North America	£20.1	£24.6	£(1.6)	£(2.0)	£21.0	(4)%
Europe & Asia	3.6	4.3	(0.5)	0.1	3.9	(8)%

Total Global Food Service Equipment	23.7	28.9	(2.1)	(1.9)	24.9	(5)%

Operating profit from continuing operations before goodwill amortization and exceptional items for the Global Food Service Equipment segment decreased by £5.2 million, or 18%, to £23.7 million in 1st Half 2003 from £28.9 million in 1st Half 2002, primarily due to the effect of sales of businesses and foreign exchange rate movements as shown in the table above, as well as decreases in comparable results which are discussed below.

The results from North America decreased by £4.5 million, or 18%, to £20.1 million in 1st Half 2003 from £24.6 million in 1st Half 2002 largely due to the sales of businesses and foreign exchange rate movements. On a comparable basis, the overall increase in volumes was offset by the effect of lower turnover to certain Quick Serve Restaurant chains together with pricing and margin issues at our refrigeration business. This led to the erosion of operating profit by 4% in 1st Half 2003.

North American operating profits from continuing operations before goodwill amortization and exceptional items decreased by 28% or £4.1 million from 2nd Quarter 2002 to 2nd Quarter 2003 due to £1.4 million of foreign exchange rate movements, £1.2 million due to the effect of sales of businesses with the remaining £1.5 million due to the impact of the factors mentioned above.

Operating profit from continuing operations before goodwill amortization and exceptional items in Europe and Asia decreased by £0.7 million, or 16%, to £3.6 million in 1st Half 2003 from £4.3 million in 1st Half 2002, £0.5 million of which was due to the effect of sales of businesses. On a comparable basis, the decrease was 8%, principally due to low volume in the UK. The performance of the two U.K. businesses affected by factory relocations during Fiscal 2002 has continued to improve. This improvement is reflected in the results for 2nd Quarter 2003 compared to 2nd Quarter 2002, where there has been a 33% increase in comparable operating profits.

Food Retail Equipment. Operating profit from continuing operations before goodwill amortization and exceptional items decreased by £1.6 million, or 107%, to a loss of £0.1 million in 1st Half 2003 from a profit of £1.5 million in 1st Half 2002. £2.1 million of the decrease was due to sales of businesses. The £0.3 million increase in comparable operating profit was attributable to aggressive cost reductions at both Kysor Panel Systems and Kysor/Warren. The cost control initiatives resulted in improved results during 2nd Quarter 2003 of a profit of £0.7m versus a loss of £0.2m during 2nd Quarter 2002. The profits for 2nd Quarter 2003 almost recouped the losses made during 1st Quarter 2003.

Property. Because there was no property turnover in either Half, no operating profits are reported for 1st Half 2003 or 1st Half 2002. We have made continued progress in respect of developing our Felsted property and expect full year property operating profits of £4 million, compared to £8.0 million in Fiscal 2002.

Corporate Costs. Overall, corporate costs have decreased by £0.1 million to £4.1 million from 1st Half 2002 to 1st Half 2003. This decrease occurred during 2nd Quarter 2003.

Goodwill Amortization. Amortization of goodwill decreased by £3.3 million to £6.8 million in 1st Half 2003 from £10.1 million in 1st Half 2002. Goodwill amortization decreased by £1.8 million to £3.3 million during 2nd Quarter 2003 from £5.1 million during 2nd Quarter 2002. These decreases are due to the effects of a goodwill impairment booked during the third quarter of Fiscal 2002 coupled with the impact of foreign exchange rate movements. These charges do not affect our cash flows.

Operating Exceptional Items. The operating exceptional items during 1st Half 2003 comprised £1.7 million in additional legal fees accrued during 1st Quarter 2003 for the Consolidated Industries litigation case. The remaining £4.3 million, accrued during 2nd Quarter 2003, included £1.8 million for cost reduction and restructuring measures and £2.5 million recorded for liabilities for vacant leasehold properties. The £3.7 million of charges recorded during 1st Half 2002 resulted from costs associated with the closure of excess operating capacity in our Food Retail Equipment segment and further rationalizing of administration functions and simplifying management structures in the European businesses within our Global Food Service Equipment segment.

Net Interest Payable and Similar Charges. Net interest payable and similar charges were £11.2 million during 1st Half 2003, compared with £23.3 million in 1st Half 2002. Charges for 1st Half 2002 include the write-off of deferred financing fees of £4.2 million as well as exceptional costs of £4.2 million relating to our refinancing. The remaining decrease from 1st Half 2002 is primarily related to lower average debt balances, partially offset by the higher interest rate on our senior notes due 2012, which were issued in Fiscal 2002. Net interest payable and similar charges before exceptional items decreased from £7.9 million in 2nd Quarter 2002 to £5.6 million in 2nd Quarter 2003 for the same reasons.

Tax on Loss on Ordinary Activities. Tax on loss on ordinary activities remained stable at £1.4 million for both 1st Half 2002 and 1st Half 2003. Our effective tax rate based upon operating profits from continuing operations before goodwill amortization and exceptional items less interest payable, increased from 12% to 17%. This is primarily due to the impact on operating profit of businesses sold during Fiscal 2002, reduced interest payable during 1st Half 2003 and a deferred tax credit taken during 1st Half 2002 of £0.4 million.

Profit on Disposal of Businesses. Profit on disposal of businesses during 1st Half 2003 totalled £2.5 million. This is due to the payment of £1.3 million to obtain the release of the majority of the warranties and indemnities that we gave at the time of the disposal of one of our non-core businesses. As a result, net associated accruals of £2.5 million have been reversed and credited to the profit and loss account during 1st Half 2003. Profit on disposal of businesses during 1st Half 2002 amounted to £2.7 million.

U.S. GAAP Reconciliation

Net profit/(loss) under U.S. GAAP for 1st Half 2003 was £0.8 million, compared to £(3.4) million for the same period under U.K. GAAP. The primary difference between these amounts relates to goodwill amortization of £6.8 million. Goodwill under U.S. GAAP is no longer amortized but is subject to an annual impairment test. Under U.K. GAAP, goodwill is amortized over a period of 20 years. This is a change in accounting policies under U.S. GAAP due to the adoption of Statement of Financial Accounting Standard 142 (“SFAS 142”) “Goodwill and Other Intangible Assets”. SFAS 142 was not applicable during the 1st Half 2002 and accordingly an additional goodwill amortization charge of £7.4 million arose under U.S. GAAP for that Half.

The remaining GAAP differences for 1st Half 2003 related to pension costs of £1.0 million, capitalization of interest costs of £0.2 million, gains from derivative instruments of £0.1 million, deferred taxation expense of £1.8 million and other costs of £0.1 million.

The £0.8 million profit for 1st Half 2003 under U.S. GAAP is represented by a loss of £1.7 million from continuing operations and a gain of £2.5 million from discontinued operations. The gain on sale of discontinued operations is discussed above under “Profit on Disposal of Businesses”.

Net loss under U.S. GAAP for 1st Half 2002 was £16.3 million, compared to a net loss for the same period of £9.8 million under U.K. GAAP. The primary differences between the net loss amount under U.S. GAAP and U.K. GAAP related to additional goodwill amortization charges of £7.4 million, pension benefits of £0.6 million, derivative instrument gains of £1.1 million, restructuring charges of £0.4 million, gain on sale of businesses of £3.5 million, a deferred taxation expense of £3.4 million and other costs of £0.5 million.

In addition to the above GAAP differences, U.S. GAAP also affects the accounting for the timing of the recognition of gains on sale/leaseback transactions, the recording of loss contingencies and the accounting for share option plans, when applicable. See Note 9 of our half yearly financial statements included within this document for the U.S. GAAP reconciliation.

Liquidity and Capital Resources

Our net debt was reduced by £199.5 million to £181.0 million at March 29, 2003 from £380.5 million at March 30, 2002 due to the sale of businesses, the proceeds of an equity rights issue, and strong pre-exceptional operating cash inflow, after capital expenditure, partially offset by interest and tax payments.

On March 29, 2003, we had £58.7 million of cash and cash equivalents compared to £49.9 million as of the end of 1st Half 2002. As of March 29, 2003, we had £36.0 million of borrowing availability under our Credit Facility, compared to £42.3 million and £42.7 million as of the end of 1st Half 2002 and Fiscal 2002 respectively.

Borrowing availability under our Credit Facility is dependent upon our ongoing compliance with the financial and other covenants set forth in the facility. We believe that cash on hand and funds from operations, together with funds available under our credit facilities, will provide us with sufficient liquidity and resources to meet our financial obligations, including payment of interest, as well as for working capital, capital expenditures and other needs over the next twelve months.

Historical Cash Flows

The following table sets forth a summary of cash flow items for the periods presented:

	1st Half 2003	1st Half 2002
	(in millions)
Net cash inflow from operating activities before exceptional items	£23.9	£36.5
Net cash inflow/(outflow) from operating exceptional items	(1.8)	(16.1)

Net cash inflow from operating activities	22.1	20.4

Capital expenditure and financial investment	(2.9)	(5.7)
Acquisitions and disposals	(1.3)	16.4
Financing activities	(20.0)	10.4

Operating Activities

Net cash provided by operating activities before exceptional items decreased by £12.6 million to £23.9 million during 1st Half 2003 from £36.5 million during 1st Half 2002. The decrease resulted from increased outflows for creditors and provisions of £3.1 million, £1.9 million of lower accounts receivable collections, increases in inventory of £4.7 million, reductions in depreciation and amortization charges of £5.7 million and £3.4 million in lower operating profits from 1st Half 2002 to 1st Half 2003.

Net cash used for operating exceptional items was £1.8 million during 1st Half 2003 compared to £16.1 million during 1st Half 2002. The operating exceptional items during 1st Half 2003 principally represented costs associated with rationalizing administration functions and simplifying management structures.

Capital Expenditure and Financial Investment and Acquisitions and Disposals

Net cash outflow from these activities was £4.2 million during 1st Half 2003, compared to a net cash inflow of £10.7 million during 1st Half 2002, a net decrease of £14.9 million. The key transactions giving rise to this decrease were net proceeds from disposals of businesses of £16.4 million during 1st Half 2002 partly offset by payments of £1.3 million made during 1st Half 2003 to obtain the release of a majority of the warranties and indemnities that we gave at the time of the disposal of one of our subsidiaries. The decrease in cash flow was also partly due to a reduction of £3.0 million for payments to acquire tangible assets from 1st Half 2002 to 1st Half 2003. This was due to an across the board reduction in capital expenditures.

Financing Activities

Net cash outflow from financing activities was £20.0 million during 1st Half 2003, compared to a net cash inflow of £10.4 million during 1st Half 2002. For 1st Half 2003 the net cash outflow for financing activities has been to reduce borrowings. The net cash inflows for 1st Half 2002 were from our refinancing activities.

Changes to Credit and Debt Facilities

In addition to the covenants in place as at the end of Fiscal 2002, we are now subject to a minimum fixed charge ratio comparing debt servicing to free cash flows. This requirement came into effect during 1st Half 2003 as required under our facilities agreement. As of March 29, 2003, we were in compliance with all debt covenants.

Critical Accounting Policies and Estimates

There have been no material changes to our critical accounting policies and estimates during 1st Half 2003 from those reported in our Annual Report on Form 20-F for Fiscal 2002.

Legal Proceedings

As we have previously reported, the trial of the remaining claims in the lawsuit against us by Daniel L. Freeland, as bankruptcy trustee of Consolidated Industries, our former subsidiary, was held in the United States Bankruptcy Court in Indiana from February 3 to March 7, 2003. The issues tried included the Trustee’s claim that Enodis Corporation is legally responsible for the debts of Consolidated, which we have previously referred to as the “alter ego” claim. The parties will submit briefs to the court over the next several months. A decision by the court will follow the completion of briefing by an indeterminate period.

The settlement of the California class action lawsuit that we previously reported has become final and binding. Enodis has paid 100% of its required contribution to the settlement.

The lawsuit brought by Bard in Texas that we previously reported has been discontinued by Bard because Bard believes its “alter ego” claim belongs to the trustee in bankruptcy of Consolidated Industries.

The lawsuit against Consolidated in Indiana state court is currently “stayed”, that is postponed by the court, until June 3, 2003. The plaintiffs seek to certify this lawsuit as a class action, and the deadline for them to do so had been previously extended until late June, 2003, but may be further extended in light of the stay. Previously, the plaintiffs had filed a motion with the court to amend their complaint to name Enodis Corporation as a defendant based upon the “alter ego” claim, but the court will not decide that motion until after June 3, 2003.

Current Financial and Trend Information

New cost reduction measures, expected to save up to £9 million of costs planned for the second half have been implemented to mitigate the likely impact of slower markets in the second half. These savings will arise from salaried headcount reductions, purchasing and material efficiency initiatives and reductions in discretionary spending.

We expect further progress at Kysor/Warren as the new management team continues to make progress towards the elimination of losses.

The Food Service sector is large with growth driven by disposable income and lifestyle changes. Although the short-term outlook for our business continues to be uncertain we remain confident of Enodis’ ability to capitalize on the opportunities which will arise.

We expect Property profits to decrease from £8.0 million in Fiscal 2002 to about £4 million in Fiscal 2003.

Our Fiscal 2003 results will continue to reflect the absence of operating profits from the non-core businesses that we sold in Fiscal 2002, and our interest costs will continue to be lower than in Fiscal 2002, due to our lower levels of debt, partly offset by the higher interest rate on our 10 3/8 senior notes due 2012 issued in Fiscal 2002. In addition, the impact of foreign exchange rate movements will continue to be negative if the current dollar/pound exchange rate remains constant.

*************************************

8 MAY 2003

ENODIS NON-EXECUTIVE DIRECTOR CHANGES

Enodis plc, the global food service and food retail equipment company, is pleased to announce the appointment of Mike Cronk as a non-executive director with immediate effect.

From 2000 to January 2003, Mr. Cronk served as Executive Vice President of Aramark Corporation, Philadelphia, USA, a world leader in providing managed services, including food, facility and other support services, in 18 countries with approximately 200,000 employees. During his 22-year period of employment at Aramark he held several other senior positions, including President of the International Food and Support Services Group.

He is a non-executive director of United Financial Holding Inc., Lisle, Illinois, USA; AIM Services, Tokyo, Japan; ARAKOR, Seoul, Korea; and is Principal of the Natoma Group and Chairman of GeoStrategy Consulting.

Mr. Cronk will replace Robert Briggs as a non-executive director. Mr. Briggs has decided to step down from the Board with immediate effect so that he can devote more of his time to his duties at Kaiser Foundation Health Plan, where he is Senior Vice-President and Chief Financial Officer.

Peter Brooks, Chairman of Enodis, commenting on the board changes, said:

“We are delighted that a businessman with Mike Cronk’s range of experience has agreed to join our Board. He brings with him international business expertise and a depth of knowledge of the food service sector which will greatly benefit Enodis. Equally, we are sorry to lose Robert Briggs as a non-executive director. We valued and thank him for his significant input and contribution to the Board’s deliberations”.

For further information:

Peter Brooks	Chairman Enodis plc	020 7304 6000

Richard Mountain	Financial Dynamics	020 7269 7291

NOTES:

Mike Cronk, a U.S. citizen, aged 59, is a graduate of St. Martins College, Olympia, Washington, USA and completed the Harvard Business School Advanced Management Program in 1985. Active in various professional organisations, he served on the Board of the National Automatic Merchandising Association from 1991 to 1999 and was Director of the Society of Foodservice Management from 1986 to 1992.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENODIS PLC

May 8, 2003	By:	/s/ ANDREW J. ALLNER
Name: Andrew J. Allner
Title: Chief Executive Officer